SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter H. Kamin

2720 Donald Ross Road, #311

Palm Beach Gardens, Florida 33410

(763) 852-2950

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88677Q109	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Peter H. Kamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,741,035(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,741,035(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,741,035(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON IN

____________

(1) Includes (i) 1,694,608 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin is the trustee; (ii) 1,033,562 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997, of which Mr. Kamin is the trustee; (iii) 97,453 shares of Common Stock held by the Peter H. Kamin Family Foundation, of which Mr. Kamin is the trustee; (iv) 328,711 shares of Common Stock held by the Peter H. Kamin GST Trust, of which Mr. Kamin is the trustee; and (v) 333,307 shares of Common Stock held by 3K Limited Partnership, of which Mr. Kamin is the general partner. Also includes 21,499 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Company’s next annual meeting of stockholders and (b) July 16, 2020.

CUSIP No. 88677Q109	13D	Page 3 of 4 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Person on November 4, 2019, as amended (this “Statement” or “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person, including brokerage commissions, was approximately $25,280,000. The source of funds was personal funds.

Item 4.	Purpose of Transaction.

On January 10, 2020, Peter Kamin, a director of the Company, delivered a Director Standstill Commitment to the Company, which commitments were delivered by all directors of the Company. Each director committed not to, directly or through any affiliate, purchase any shares of the Company’s common stock if, as a result of such purchase, (i) the director would beneficially own in the aggregate more than five percent of the issued and outstanding shares of the Company’s common stock, provided that if the director already beneficially owns more than five percent of the issued and outstanding shares of the Company’s common stock, then the director will not purchase any additional shares, or (ii) to the knowledge of the director, all of the then-serving directors of the Company would together in the aggregate beneficially own in excess of 50 percent of the issued and outstanding shares of the Company’s common stock. The Company’s future grants of equity compensation to the directors are not covered by these commitments as long as such grants are substantially consistent with the past practices of the Company and are made in connection with the director’s role as a member of the board of directors of the Company (the “Board”).

The restrictions described above do not prohibit any of the directors from directly or indirectly making an offer to acquire, and/or consummating the acquisition of, all of the issued and outstanding shares of the Company’s common stock pursuant to a merger or other agreement entered into with the Company in compliance with applicable law that is approved by (i) a majority of the members of the Board not including any directors of the Company participating directly or indirectly as an acquiror in such acquisition and (ii) the holders of a majority of the shares of the Company’s common stock not including the shares that are beneficially owned by the director making the offer, his affiliates or any other party participating directly or indirectly as an acquiror in such acquisition.

The Director Standstill Commitments are binding and irrevocable and extend until the later of (i) two years and (ii) the date upon which the director’s service as a member of the Board ends.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns in the aggregate 6,741,035 shares of Common Stock, which represents approximately 13.2% of the Company’s outstanding shares of Common Stock.

The percentage ownership of Common Stock set forth in this Statement is based on the 50,883,029 shares of Common Stock reported by the Company as outstanding as of October 28, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(c) No transactions in the Common Stock have been effected by the Reporting Person in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1       Director Standstill Commitment, dated January 10, 2020.

CUSIP No. 88677Q109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2020

/s/ Peter H. Kamin
Peter H. Kamin